## LEAD INVESTOR



**Tareef Kawaf**

Because I believe that democratizing the tools for science is critical for humanity's growth. Rayyan has already built a product that has gained significant adoption, and their strategy is one that is predicated on providing these tools at affordable prices to the masses. I have known Bob Ayan for almost 20 years and I would be hard pressed to name anyone who is more ethical, disciplined, clear thinking and motivated to do what is right. I look forward to being on this journey with him and his talented team.

**Invested $10,000 this round**